Integrated Pharmaceuticals, Inc.
310 Authority Drive
Fitchburg, MA 01420

April 17, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
Washington, DC 20549

Re:          Integrated Pharmaceuticals, Inc.
Registration Statement on Form SB-2
File Number 333-140239

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form SB-2, File Number 333-140239, of Integrated Pharmaceuticals, Inc., an Idaho corporation (the “Company”).

By letter dated February 16, 2007, the Division of Corporation Finance stated that it would act on a written request by the Company for acceleration of the effective date of the Registration Statement and, pursuant to delegated authority, grant acceleration of the effective date.

The Company hereby requests that the effective time and date of the Registration Statement be accelerated to 9am EST on April 18, 2007.

The Company acknowledges that:

▪	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

▪
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

▪	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Chinmay Chatterjee

Chinmay Chatterjee
President and CEO